SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayers’ ID (CNPJ) 76.483.817/0001 -20
PUBLICLY-HELD COMPANY
CVM Register 1431 - 1

SUMMARY OF THE MINUTES OF THE 117TH MEETING OF THE
BOARD OF DIRECTORS

1. VENUE: Rua Coronel Dulcídio, 800, Curitiba, Paraná. 2. DATE AND TIME: June 14, 2007, at 2:00 P.M. 3. PRESIDING BOARD: João Bonifácio Cabral Júnior - Chairman; Rubens Ghilardi – Executive Secretary. 4. AGENDA AND RESOLUTIONS:

I. the draft of the 20-F Report to be sent to the United States Securities and Exchange Commission (SEC) was presented. A new meeting will be held within the legal deadline to discuss it.

II. approval given for submitting the proposal to group all the shares issued by the Company, and subsequent amendments in article 4 of the Company’s Bylaws, with the following characteristics: a) the shares traded on the São Paulo Stock Exchange (BOVESPA), under the ticker CPLE3, CPLE5 and CPLE6, will be grouped at 1,000:1; b) shares traded on the New York Stock Exchange (NYSE) through ADRs, under the ticker ELPVY and ELP, will have their parity changed from 1 ADR:1,000 shares to 1ADR:1 share; and c) shares traded on the Market for Latin American Stocks in Euros (LATIBEX), under the ticker XCOP, will have their parity changed from 1 XCOP:1,000 shares to 1 XCOP:1 share. A Notice will be sent to the Shareholders, containing all the related information the day after the said Meeting is held;

III. approval given to include Copel in Level 1 of Bovespa’s special segments;

IV. approval given to the indications: a) of Messers Sérgio Luiz Lamy and Jorge Andriguetto Júnior as effective members of the Managing Committee of the Cruzeiro do Sul Energy Consortium and of Messers Jaime de Oliveira Kuhn and Carlos Eduardo Moskalesky as alternate members; and b) of Mr. Sérgio Luiz Lamy as CEO of the said consortium;

V. Approval given to the indications: a) of Mr. Gilberto Serpa Griebeler as Chief Executive Officer of Centrais Elétricas do Rio Jordão (Elejor) in place of Mr. Sérgio Luiz Lamy; and b) of Mr. Paulo Roberto Trompczynski to take additional charge as Superintendent Officer of Copel Participações in place of Mr. Gilberto Serpa Griebeler;

VI. Approval given to the indications of Messers Luiz Antonio Rossafa, Sérgio Botto de Lacerda, Marlos Gaio and Sérgio Luiz Lamy as Board members at Centrais Elétricas do Rio Jordão (Elejor);

VII. Approval given to the indications: a) of Messers Luiz Carlos Meinert, Robson Luiz Rossetin, Elzio Batista Machado and Vlademir Santo Daleffe as CEO, Chairman and members of the Board of Directors, respectively, of Companhia Paranaense de Gás (Compagás) and also of Messers Marcelo Munhoz dos Santos and Luiz Antonio da Costa Maciel and of Ms. Raquele Cristina Morretti de Souza as alternate members, respectively; and b) of Ms. Ruth Helena Riboski as an effective member of the Fiscal Council of Compagás and of Mr. Marco Antonio de Oliveira as her alternate;

VIII. Approval given to the indications of Mr. Carlos Eduardo Felsky as member of the Fiscal Council of Sercomtel S.A. Telecomunicações and Sercomtel Celular S.A., and of Mr. Marcelo Coser as his alternate member;

IX. Approval given to the indications: a) of Mr. Edson Neme Fernandes Ruiz and Ms. Denise de Fátima Gomes for reelection as Board members of Sercomtel Telecomunicações S.A. and Sercomtel Celular S.A.; and b) of Messers Oscar Alberto Bordin and José Mário de Resende as Deputy CEO and Director of Corporate Partnerships respectively, of Sercomtel Celular S.A.;

X. approval given to the indication of Mr. Carlos Eduardo Felsky as member of the Fiscal Council of the Instituto de Tecnologia para o Desenvolvimento (Lactec), and of Mr. Horácio Kordel Rodrigues as his alternate;

XI. Mrs. Laurita Costa Rosa and Messrs. Jorge Michel Lepeltier and Rogério de Paula Quadros were elected as the Audit Committee chairman and members, respectively.

XII. The Company’s Ombudsman provided information about the Confidential Communication Channel;

XIII. The Company’s Superintendence of Corporate Planning provided information about its strategic plans; and

XIV. The Executive Board provided information about the amendments in the bylaws of the Company’s wholly-owned subsidiaries.

5.MEMBERS PRESENT: JOÃO BONIFÁCIO CABRAL JÚNIOR – Chairman, RUBENS GHILARDI – Executive Secretary, JORGE MICHEL LEPELTIER, LAURITA COSTA ROSA, LUIZ ANTONIO RODRIGUES ELIAS, NELSON FONTES SIFFERT FILHO, NILDO ROSSATO, and ROGÉRIO DE PAULA QUADROS.

The minutes of the 117t h Meeting of the Board of Directors were drawn up and included in the appropriate book number 06, registered with the Commercial Registry of the State of Paraná under no. 05/095391-5, on August 8, 2005.

RUBENS GHILARDI
Executive Secretary

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2007

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.